

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2024

Steven Weber
Chief Financial Officer
Fair Isaac Corporation
5 West Mendenhall
Suite 105
Bozeman, MT 59715

> **Re: Fair Isaac Corporation**
> **Form 10-K for the Year Ended September 30, 2023**
> **File No. 001-11689**

Dear Steven Weber:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services